SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                Schedule 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


                         Beverly Enterprises, Inc.
                 -----------------------------------------
                              (Name of Issuer)

                   Common Stock, $.10 par value per share
                 -----------------------------------------
                       (Title of class of securities)

                                 087851309
                 -----------------------------------------
                               (CUSIP Number)

           Kenneth Maiman, Esq.                  Bradley Takahashi, Esq.
        Appaloosa Management L.P.             Franklin Mutual Advisers, LLC
       26 Main Street, First Floor              51 John F. Kennedy Parkway
            Chatham, NJ 07928                     Short Hills, NJ 07078
              (973) 701-7000                          (973) 912-2000

            Arnold M. Whitman                      Richard Marks, Esq.
          Formation Capital, LLC                   Northbrook NBV, LLC
            1035 Powers Place                   500 Skokie Blvd, Ste. 310
           Alpharetta, GA 30004                    Northbrook, IL 60062
              (770) 754-9660                          (847) 559-1002

                         Robert C. Schwenkel, Esq.
                Fried, Frank, Harris, Shriver & Jacobson LLP
                             One New York Plaza
                          New York, NY 10004-1980
                               (212) 859-8000
         (Persons Authorized to Receive Notices and Communications)

                              January 14, 2005
                 -----------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO.   087851309                 13D          PAGE     2   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Appaloosa Investment Limited Partnership I

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Delaware

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         1,873,122

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           1,873,122

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,873,122

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.7%

        TYPE OF REPORTING PERSON
  14    PN

CUSIP NO.   087851309                 13D          PAGE     3   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Palomino Fund Ltd.

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    British Virgin Islands

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         1,641,178

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           1,641,178

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,641,178

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.5%

        TYPE OF REPORTING PERSON
  14    CO

CUSIP NO.   087851309                 13D          PAGE     4   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Appaloosa Management L.P.

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Delaware

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         3,514,300

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           3,514,300

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,514,300

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.3%

        TYPE OF REPORTING PERSON
  14    PN;IA

CUSIP NO.   087851309                 13D          PAGE     5   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Appaloosa Partners Inc.

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Delaware

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         3,514,300

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           3,514,300

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,514,300

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.3%

        TYPE OF REPORTING PERSON
  14    CO

CUSIP NO.   087851309                 13D          PAGE     6   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    David A. Tepper

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    USA

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         3,514,300

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           3,514,300

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,514,300

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.3%

        TYPE OF REPORTING PERSON
  14    IN;HC

CUSIP NO.   087851309                 13D          PAGE     7   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Franklin Mutual Advisers, LLC

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Delaware

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          3,508,900

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         -0-

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        3,508,900

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           -0-

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        3,508,900

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.2%

        TYPE OF REPORTING PERSON
  14    IA

CUSIP NO.   087851309                 13D          PAGE     8   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Northbrook NBV, LLC

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    WC

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Delaware

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         1,487,200

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           1,487,200

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,487,200

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

        TYPE OF REPORTING PERSON
  14    OO

CUSIP NO.   087851309                 13D          PAGE     9   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    David Hokin

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    USA

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         1,487,200

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           1,487,200

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,487,200

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

        TYPE OF REPORTING PERSON
  14    IN;HC

CUSIP NO.   087851309                 13D          PAGE     10   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Rob Rubin

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    USA

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         1,487,200

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           1,487,200

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,487,200

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

        TYPE OF REPORTING PERSON
  14    IN

CUSIP NO.   087851309                 13D          PAGE     11   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Robert Hartman

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    USA

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         1,487,200

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           1,487,200

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,487,200

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.4%

        TYPE OF REPORTING PERSON
  14    IN

CUSIP NO.   087851309                 13D          PAGE     12   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    1995 David Reis Family Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Connecticut

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         10,000

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           10,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        10,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

        TYPE OF REPORTING PERSON
  14    OO

CUSIP NO.   087851309                 13D          PAGE     13   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    1995 Donna Reis Family Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Connecticut

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         25,000

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           25,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        25,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

        TYPE OF REPORTING PERSON
  14    OO

CUSIP NO.   087851309                 13D          PAGE     14   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Aaron Reis Spray Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Connecticut

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         20,000

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           20,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        20,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

        TYPE OF REPORTING PERSON
  14    OO

CUSIP NO.   087851309                 13D          PAGE     15   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Anna Reis Spray Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Connecticut

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         22,500

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           22,500

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        22,500

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

        TYPE OF REPORTING PERSON
  14    OO

CUSIP NO.   087851309                 13D          PAGE     16   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Alexander Reis Spray Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Connecticut

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         22,500

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           22,500

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        22,500

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

        TYPE OF REPORTING PERSON
  14    OO

CUSIP NO.   087851309                 13D          PAGE     17   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    David Reis Family Trust

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    OO

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Connecticut

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         25,000

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           25,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        25,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

        TYPE OF REPORTING PERSON
  14    OO

CUSIP NO.   087851309                 13D          PAGE     18   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    David Reis

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    PF

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    United States

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          95,000[1]

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         125,000

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        95,000[1]

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           125,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        220,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

        TYPE OF REPORTING PERSON
  14    IN

-----------------
[1] Includes 20,000 Beverly Enterprises shares which may be purchased pursuant to currently exercisable call options.

CUSIP NO.   087851309                 13D          PAGE     19   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Baylor Enterprises LLC

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    AF

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Georgia

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          -0-

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         22,000

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        -0-

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           22,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        22,000

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1.0%

        TYPE OF REPORTING PERSON
  14    OO

CUSIP NO.   087851309                 13D          PAGE     20   OF      PAGES

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1    Arnold M. Whitman

       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  |X|
  2                                              (b)  |_|

  3    SEC USE ONLY

       SOURCE OF FUNDS
  4    PF

       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
  5    N/A

       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    USA

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          4,500

BENEFICIALLY   8   SHARED VOTING POWER
  OWNED BY         22,000

    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING        4,500

   PERSON      10  SHARED DISPOSITIVE POWER
    WITH           22,000

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        26,500

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        N/A

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 1%

        TYPE OF REPORTING PERSON
  14    IN;HC

     This Amendment No. 1 amends and restates the Schedule 13D filed on January 24, 2005 (the "Statement") by (i) Appaloosa Investment Limited Partnership I, (ii) Palomino Fund Ltd., (iii) Appaloosa Management L.P.,
(iv) Appaloosa Partners, Inc., (v) David A. Tepper, (vi) Franklin Mutual Advisers, LLC, (vii) Northbrook NBV, LLC, (viii) David Hokin, (ix) Rob Rubin, (x) Robert Hartman, (xi) 1995 David Reis Family Trust, (xii) 1995 Donna Reis Family Trust, (xiii) Aaron Reis Spray Trust, (xiv) Anna Reis Spray Trust, (xv) Alexander Reis Spray Trust, (xvi) David Reis Family Trust, (xvii) David Reis, (xviii) Baylor Enterprises LLC and (xix) Arnold Whitman relating to the common stock, $0.10 par value per share, of Beverly Enterprises Inc., making certain corrections to the Statement.

Item 1.    Security and Issuer

      This Statement on Schedule 13D (this "Statement") is filed with respect to common stock, $.10 par value per share ("Beverly Enterprises Shares"), of Beverly Enterprises, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at One Thousand Beverly Way, Fort Smith, Arkansas 72919.

Item 2.    Identity and Background

      This Statement is being filed by Appaloosa Investment Limited Partnership I ("AILP"), Palomino Fund Ltd. ("Palomino"), Appaloosa Management L.P. ("Appaloosa"), Appaloosa Partners Inc. ("API"), David A. Tepper, Franklin Mutual Advisers, LLC ("Franklin Mutual"), Northbrook NBV LLC ("Northbrook"), David Hokin, Rob Rubin, Robert Hartman, the 1995 David Reis Family Trust ("1995 DRF Trust"), the 1995 Donna Reis Family Trust ("Donna Trust"), the Aaron Reis Spray Trust ("Aaron Trust"), the Anna Reis Spray Trust ("Anna Trust"), the Alexander Reis Spray Trust ("Alexander Trust"), the David Reis Family Trust ("DRF Trust"), David Reis, Baylor Enterprises LLC ("Baylor") and Arnold M. Whitman (collectively, the "Filing Persons"). The Filing Persons have entered into a Joint Filing Agreement, dated as of January 24, 2004, a copy of which is attached hereto as Exhibit A.

      API is a Delaware corporation and the sole general partner of Appaloosa, a Delaware limited partnership. Mr. Tepper is the sole stockholder and sole director of API and is a U.S. citizen. Mr. Tepper's present principal employment is as President of API. Ronald Goldstein is the Secretary of API, and his present principal employment is as Vice President of API ("Mr. Goldstein"). Lawrence O'Friel's present principal employment is as treasurer of API ("Mr. O'Friel" and, together with Mr. Goldstein, the "API Officers"). Each of the API Officers is a citizen of the United States and disclaims beneficial ownership of any of the securities covered by this Statement.

      Appaloosa is the sole general partner of AILP, a Delaware limited partnership, and Appaloosa makes all investment decisions for Palomino as its investment adviser. AILP and Palomino are referred to herein collectively as the "Appaloosa Purchasers." Palomino has no executive officers, and its directors are as follows: Mr. Tepper, Ernest Morrison ("Mr. Morrison"), and Graham Cook ("Mr. Cook" and, together with Mr. Morrison, the "Palomino Directors"). Mr. Morrison and Mr. Cook are each citizens of the United Kingdom. Mr. Morrison's present principal employment is as a partner of the law firm Cox Hallett Wilkinson. Mr. Cook's present principal employment is as Managing Director of TMF (BVI) Limited and as Managing Director of Bison Financial Services Limited. Each of the Palomino Directors disclaims beneficial ownership of any of the securities covered by this Statement.

      The address of the principal business and/or principal office of each of AILP, Appaloosa, API, Mr. Tepper and the API Officers is c/o API, 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The address of the principal business and principal office of Palomino is c/o Trident Trust Company (Cayman) Ltd., 1 Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands. Mr. Morrison's principal business address at Cox Hallett Wilkinson is Milner House, 18 Parliament Street, Hamilton, Bermuda. Mr. Cook's principal business address at TMF (BVI) Limited is Mill Mall P.O. Box 964, Road Town, Tortola, British Virgin Islands, and at Bison Financial Services Limited, his principal business address is Bison Court, Yamraj Building, Road Town, Tortola, British Virgin Islands.

      Franklin Mutual is a limited liability company organized under the laws of Delaware, and its principal business is as an investment adviser registered with the U.S. Securities and Exchange Commission ("SEC") and investment adviser to certain investment companies within the Franklin/Templeton Group of Fund, including Franklin Mutual Series Fund Inc. Franklin Mutual's principal business address is 51 John F. Kennedy Parkway, Short Hills, New Jersey 07078. The names, addresses, principal occupations and citizenship of each executive officer and director and each controlling person, if any, of Franklin Mutual are set forth in Exhibit B attached hereto.

      Northbrook is a limited liability company organized under the laws of Delaware, and its principal business is general investment activities. Each of Messrs. Hokin, Hartman and Rubin is a Manager of Northbrook, and Mr. Hokin is the controlling member. Mr. Hokin's principal employment is as Chief Strategist for DH2, Inc., an Illinois corporation ("DH2"), whose principal business is investment and advisory services. Mr. Rubin's principal employment is as Managing Director for DH2. Mr. Hartman's principal employment is as Chairman of Nucare Services Corp, an Illinois corporation ("Nucare"), whose principal business is healthcare management. The business address of each of Northbrook, DH2 and Messrs Hokin and Rubin is 500 Skokie Boulevard, Suite 310, Northbrook, Illinois 60062. The business address of each of Nucare and Mr. Hartman is 6633 N. Lincoln Ave., Lincolnwood, Illinois, 60712. Each of Messrs Hokin, Hartman and Rubin is a U.S. citizen.

      Each of the 1995 DRF Trust, Donna Trust, Aaron Trust, Anna Trust, Alexander Trust and DRF Trust (together, the "Reis Trusts") is a personal, discretionary family trust formed under the laws of Connecticut. Pursuant to the trust agreements under which each Reis Trust was formed, the trustee is authorized to make any investment of its trust fund which the trustee considers to be in the best interests of the beneficiaries. None of the Reis Trusts carries on business but holds property, including 200,000 Beverly Enterprises Shares in the aggregate. The records of each Reis Trust are held at, and the mailing address of each Reis Trust is, c/o Senior Care Development, LLC, 19 Post Road East, Westport, CT 06880.

      David Reis is a trustee of each of the Reis Trusts and serves as Managing Member of Senior Care Development, LLC, a limited liability company organized under the laws of Connecticut. His principal business address is 19 Post Road East Westport, CT 06880. Mr. Reis is a U.S. citizen.

      Baylor is a limited liability company organized under the laws of Georgia, and its principal business is holding selected securities. Baylor's principal business address is c/o Formation Capital, LLC, 1035 Powers Place, Alpharetta, GA 30004.

      Arnold M. Whitman is the controlling member of Baylor and serves as Chief Executive Officer, Treasurer and Co-Chairman of Formation Capital, LLC ("Formation"), a limited liability company organized under the laws of Pennsylvania to invest in companies in the senior housing and long-term care industry. Mr. Whitman's principal business address is c/o Formation Capital, LLC, 1035 Powers Place, Alpharetta, GA 30004. Mr. Whitman is a U.S. citizen.

      During the last five years, none of the Filing Persons, Formation, the API Officers, the Palomino Directors or any of the executive officers listed in Exhibit B attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

      The Beverly Enterprises Shares reported herein by the Appaloosa Purchasers were acquired with funds of approximately $30,590,227.19 (including brokerage commissions). All of such funds were provided from investment capital of each Appaloosa Purchaser. The Beverly Enterprises Shares reported herein by Franklin Mutual were acquired with funds of approximately $31,446,000 (including brokerage commissions). All of such funds were provided from investment capital of Franklin Mutual's respective advisory clients. The Beverly Enterprises Shares reported herein by Northbrook were acquired with funds of approximately $13,344,744.62 (including brokerage commissions). All of such funds were provided from Northbrook's working capital. The Beverly Enterprises Shares reported herein by each of the Reis Trusts were acquired with funds (including brokerage commissions) of approximately $89,000 for the 1995 DRF Trust, $209,224 for the Donna Trust, $161,266 for the Aaron Trust, $183,373.97 for the Anna Trust, $183,374 for the Alexander Trust, $205,616 for the DRF Trust, and the Beverly Enterprises Shares reported herein by Mr. Reis in his personal capacity were acquired with funds of approximately $624,967. All of such funds were provided to each of the Reis Trusts from earnings accumulated, in or contributions to, the general trust corpus, and the funds provided to David Reis in his personal capacity were contributed by Mr. Reis through his personal funds. The Beverly Enterprises Shares reported herein by Baylor were acquired with funds of approximately $198,019.80 (excluding brokerage commissions). All of such funds were provided from a capital contribution from Baylor's controlling member, Arnold M. Whitman. The Beverly Enterprises Shares reported herein by Mr. Whitman in his personal capacity were acquired with funds of approximately $40,511.45 (including brokerage commissions). All of such funds were provided from Mr. Whitman's own personal funds.

Item 4.    Purpose of Transaction

      The Filing Persons acquired the Beverly Enterprises Shares reported in Item 5 of this Statement in order to increase their equity interest in the Company, which the Filing Persons believe is an attractive investment.

      The Filing Persons are interested in exploring the possibility of a negotiated transaction with the Company that would involve acquiring control of the Company or purchasing its real estate assets and nursing facilities operations (the "SNFs"). In this regard, during the week of December 13, 2004, Mr. Whitman discussed the possibility of such a transaction with William R. Floyd, the Chairman of the Board, President and Chief Executive Officer of the Company. On December 22, 2004, Formation sent a follow-up letter, a copy of which is attached hereto as Exhibit D (the "December 22 Letter"), to Mr. Floyd, expressing its interest in acquiring the issued and outstanding Beverly Enterprises Shares subject to completion of Formation's due diligence review of the Company and execution of definitive agreements and stating that it was prepared to immediately commence due diligence review of the Company. In this letter, Formation also stated that the terms of the letter were only intended as an outline of certain material terms of the proposed transaction and were not intended to be binding on the Company or Formation and, moreover, that they did not include all the material terms, conditions, covenants, representations, warranties and other provisions that would be contained in a definitive agreement and other documentation.

      On January 5, 2005, the Company responded to Formation's December 22 Letter in a letter, a copy of which is attached hereto as Exhibit E (the "January 5 Letter"), indicating that the Company had shared the December 22 Letter with its Board of Directors which had engaged advisors to assist it in evaluating Formation's indication of interest. On or about January 13, 2005, Mr. Whitman responded to the January 5 Letter and discussed further with Mr. Floyd Formation's indication of interest. On January 19, 2005, Formation expanded on its proposal as initially set forth in the December 22 Letter in a letter to the Company, a copy of which is attached hereto as Exhibit F (the "January 19 Letter"), and reiterated the non-binding nature of the proposed transaction on the Company and Formation.

      The Filing Persons, Formation, any of the API Officers and Palomino Directors or persons named in Exhibit B may also acquire additional Beverly Enterprises Shares in the open market, in privately negotiated transactions, or otherwise, and may contact the Company, its representatives or other persons interested in the Company, for the purpose of discussing the Company and the matters referred to in the December 22 Letter, January 5 Letter and January 19 Letter. The Filing Persons reserve the right at any time (ii) to modify or withdraw their proposal as set forth in the December 22 Letter and January 19 Letter, (ii) to terminate their acting as a group in respect of the Beverly Enterprises Shares or
(iii) to dispose of some or all of their Beverly Enterprises Shares in the open market or in privately negotiated transactions to third parties, or otherwise, depending on the market conditions and other factors.

      Although the foregoing represents the range of activities presently contemplated by the Filing Persons and Formation with respect to the Beverly Enterprises Shares, it should be noted that the possible activities of the Filing Persons and Formation are subject to change at any time. In particular, any one or more Filing Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Beverly Enterprises Shares by the Securities Act of 1933, as amended, and the rules promulgated thereunder, to distribute or cause to be distributed Beverly Enterprises Shares in kind to its limited partners, members or investors, as the case may be, or to the limited partners, members or investors of one or more Filing Persons controlled by it.

Item 5.    Interest in Securities of the Issuer

     (a) The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the "1934 Act"), 8,756,900 Beverly Enterprises Shares in the aggregate. Based on the number of Beverly Enterprises Shares reported as outstanding by the Company in recent public filings, the Filing Persons beneficially own approximately 8.1% of the Beverly Enterprises Shares as calculated pursuant to Rule 13d-3(d)(1)(i):

          (i) AILP is the owner of 1,873,122 Beverly Enterprises Shares (or 1.7% of the outstanding Beverly Enterprises Shares). Each Filing Person (other than AILP, Palomino, Appaloosa, API and Mr. Tepper) disclaims beneficial ownership of AILP's Beverly Enterprises Shares;

          (ii) Palomino is the owner of 1,641,178 Beverly Enterprises Shares (or 1.5% of the outstanding Beverly Enterprises Shares). Each Filing Person (other than AILP, Palomino, Appaloosa, API and Mr. Tepper) disclaims beneficial ownership of Palomino's Beverly Enterprises Shares;

          (iii) each of Appaloosa, API, and Mr. Tepper, by virtue of their relationships to the Appaloosa Purchasers as described in
                 Item 2 above, may be deemed to be a beneficial owner of 3,514,300 Beverly Enterprises Shares in the aggregate (or 3.3% of the outstanding Beverly Enterprises Shares). None of the API Officers and Palomino Directors owns, and each disclaims beneficial ownership of, any of the Beverly Enterprises Shares covered by this Statement. Each Filing Person (other than AILP, Palomino, Appaloosa, API and Mr. Tepper) disclaims beneficial ownership of the Beverly Enterprises Shares owned by Appaloosa, API, and Mr. Tepper;

          (iv) Advisory clients of Franklin Mutual are the owners, in the aggregate, of 3,508,900 Beverly Enterprises Shares under investment advisory contracts that grant to Franklin Mutual sole voting and investment discretion over such shares. Therefore, Franklin Mutual may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of 3,508,900 Beverly Enterprises Shares, representing approximately 3.2% of the outstanding Beverly Enterprises Shares.

                 Franklin Mutual is an indirect wholly owned subsidiary of Franklin Resources, Inc., a Delaware corporation ("FRI"). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than Franklin Mutual are collectively referred to herein as "FRI affiliates"). Furthermore, Franklin Mutual and FRI internal policies and procedures establish informational barriers that prevent the flow between Franklin Mutual and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, Franklin Mutual and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

                 Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal FRI Shareholders") each owns in excess of 10% of the outstanding common stock of FRI and are the principal shareholders of FRI. However, Franklin Mutual exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal FRI Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by Franklin Mutual, including the Beverly Enterprises Shares being reported herein, is not attributed to FRI, the Principal FRI Shareholders, and their respective affiliates other than Franklin Mutual. Franklin Mutual disclaims any economic interest or beneficial ownership in any of the Beverly Enterprises Shares that may be beneficially owned by FRI or its other affiliates. Furthermore, FRI, the Principal FRI Shareholders, and their respective affiliates, including Franklin Mutual, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries. Each other Filing Person disclaims beneficial ownership of the Beverly Enterprises Shares owned by Franklin Mutual;

          (v) Northbrook owns 1,487,200 Beverly Enterprises Shares which represent approximately 1.4% of the outstanding Beverly Enterprises Shares. Each of Messrs. Hartman and Rubin, in their capacities as Managers of Northbrook as disclosed in
                 Item 2, may be deemed to have beneficial ownership of the 1,487,200 Beverly Enterprises Shares owned by Northbrook, and each of Messrs. Hokin, Hartman and Rubin disclaims beneficial ownership of such shares. Mr. Hokin, in his capacity as Manager and controlling member of Northbrook, may be deemed to be a beneficial owner of the Beverly Enterprises Shares owned by Northbrook. Each Filing Person (other than Northbrook) disclaims beneficial ownership of the Beverly Enterprises Shares owned by Northbrook;

          (vi) the 1995 DRF Trust is the owner of 10,000 Beverly Enterprises Shares (or less than 1.0% of the outstanding Beverly Enterprises Shares). Each Filing Person (other than Mr. Reis and each of the Reis Trusts) disclaims beneficial ownership of the Beverly Enterprises Shares owned by the 1995 DRF Trust;

          (vii) the Donna Trust is the owner of 25,000 Beverly Enterprises Shares (or less than 1.0% of the outstanding Beverly Enterprises Shares). Each Filing Person (other than Mr. Reis and each of the Reis Trusts) disclaims beneficial ownership of the Beverly Enterprises Shares owned by the Donna Trust;

          (viii) the Aaron Trust is the owner of 20,000 Beverly Enterprises Shares (or less than 1.0% of the outstanding Beverly Enterprises Shares). Each Filing Person (other than Mr. Reis and each of the Reis Trusts) disclaims beneficial ownership of the Beverly Enterprises Shares owned by the Aaron Trust;

          (ix) the Anna Trust is the owner of 22,500 Beverly Enterprises Shares (or less than 1.0% of the outstanding Beverly Enterprises Shares). Each Filing Person (other than Mr. Reis and each of the Reis Trusts) disclaims beneficial ownership of the Beverly Enterprises Shares owned by the Anna Trust;

          (x) the Alexander Trust is the owner of 22,500 Beverly Enterprises Shares (or less than 1.0% of the outstanding Beverly Enterprises Shares). Each Filing Person (other than Mr. Reis and each of the Reis Trusts) disclaims beneficial ownership of the Beverly Enterprises Shares owned by the Alexander Trust;

          (xi) the DRF Trust is the owner of 25,000 Beverly Enterprises Shares (or less than 1.0% of the outstanding Beverly Enterprises Shares). Each Filing Person (other than Mr. Reis and each of the Reis Trusts) disclaims beneficial ownership of the Beverly Enterprises Shares owned by the DRF Trust;

          (xii) Mr. David Reis, in his personal capacity, has beneficial ownership of 95,000 Beverly Enterprise Shares (or less than 1.0% of the outstanding Beverly Enterprises Shares and 20,000 of which may be exercised by Mr. Reis pursuant to currently exercisable call options that he holds) and, by virtue of his status as trustee of each of the Reis Trusts, may be deemed to share beneficial ownership of 125,000 Beverly Enterprises Shares held directly in the aggregate by the Reis Trusts (or less than 1.0% of the outstanding Beverly Enterprises Shares). Each Filing Person (other than Mr. Reis) disclaims beneficial ownership of the 95,000 Beverly Enterprises Shares beneficially owned by Mr. Reis, and each Filing Person (other than Mr. Reis and each Reis Trust) disclaims beneficial ownership of the 125,000 Beverly Enterprises Shares held directly in the aggregate by the Reis Trusts, which Mr. Reis may be deemed to own by virtue of his status as trustee to the Reis Trusts;

          (xiii) Baylor is the owner of 22,000 Beverly Enterprises Shares (or less than 1% of the outstanding Beverly Enterprises Shares). Each Filing Person (other than Baylor and Mr. Whitman) disclaims beneficial ownership of the Beverly Enterprises Shares owned by Baylor;

          (xiv) Mr. Arnold M. Whitman has sole beneficial ownership of 4,500 Beverly Enterprises Shares (or less than 1% of the outstanding Beverly Enterprises Shares) and, solely by virtue of his controlling interest in Baylor, may be deemed to share beneficial ownership of 26,500 Beverly Enterprises Shares with Baylor in the aggregate (or less than 1% of the outstanding Beverly Enterprises Shares). Each Filing Person (other than Mr. Whitman) disclaims beneficial ownership of the 4,500 Beverly Enterprises Shares owned by Mr. Whitman in his personal capacity, and each Filing Person (other than Mr. Whitman and Baylor) disclaims beneficial ownership of the 22,000 Beverly Enterprises Shares held directly by Baylor, which Mr. Whitman may be deemed to own by virtue of his controlling interest in Baylor; and

          (xv) Formation does not own any of the aggregate 1,733,700 Beverly Enterprises Shares (or 1.6% of the outstanding Beverly Enterprises Shares) beneficially owned by Northbrook, Messrs Hokin, Rubin and Hartman, any of the Reis Trusts, Mr. Reis, Baylor and Mr. Whitman and disclaims beneficial ownership of such shares.

          By virtue of the Term Sheet, filed as Exhibit G to this Statement, and the Agreement among Stockholders, filed as Exhibit H to this Statement, each as described in Item 6 below, the Filing Persons may be deemed to be members of a group as defined in Rule 13d-5(b) and share beneficial ownership of the aggregate 8,756,900 Beverly Enterprises Shares reported herein.

     (b) By virtue of the relationships described in Item 2, the Appaloosa Purchasers, Appaloosa, API and Mr. Tepper have shared power to vote and direct the disposition of the Beverly Enterprises Shares beneficially owned by them (as defined in Rule 13d-3 under the 1934 Act). Franklin Mutual has the sole power to vote and direct the disposition of the Beverly Enterprises Shares it holds. By virtue of Messrs Hokin, Hartman and Rubin's relationship to Northbrook as described in Item 2, Northbrook and Messrs Hokin, Hartman and Rubin have shared power to vote and direct the disposition of the Beverly Enterprises Shares held by Northbrook. By virtue of the relationships described in Item 2, the Reis Trusts and Mr. Reis have shared power to vote and direct the disposition of the 125,000 Beverly Enterprises Shares held by such trusts, and Mr. Reis has the sole power to vote and direct the disposition of the 95,000 Beverly Enterprises Shares (20,000 of which may be purchased by Mr. Reis pursuant to currently exercisable call options that he holds) held by him in his personal capacity. By virtue of Mr. Whitman's controlling interest in Baylor as described in Item 2, Baylor and Mr. Whitman have shared power to vote and direct the disposition of the 22,000 Beverly Enterprises Shares held by Baylor, and Mr. Whitman has the sole power to vote and direct the disposition of 4,500 Beverly Enterprises Shares held by himself.

     (c) Exhibit C sets forth the purchases of Beverly Enterprises Shares effected by any Filing Person, Formation, any API Officer or Palomino Director or any person named in Exhibit B during the past 60 days. All of such purchases were effected by the Filing Persons on the New York Stock Exchange.

     (d) Other than the Filing Persons and any person named in Exhibit B, no person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Beverly Enterprises Shares beneficially owned by the Filing Persons or other person named in Exhibit B.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

           On December 14, 2004, Appaloosa, Eureka Capital Markets, LLC, financial advisor to the Filing Persons in connection with the Transaction ("Eureka"), Formation and Franklin Mutual (the "Consortium Members") executed a term sheet setting forth the terms by which they would work together to effect a transaction acquiring the outstanding Beverly Enterprises Shares or the SNFs. Pursuant to this term sheet, Appaloosa, Franklin Mutual and Formation would make an aggregate equity contribution of $375 million to an entity newly formed by Formation, consisting of $150 million from Appaloosa, $175 million from Franklin Mutual and $50 million from Formation. In addition, the term sheet provides for the division of profits and losses and payment of fees and expenses among the Consortium Members. The description of this term sheet is qualified in its entirety by reference to the term sheet dated December 14, 2004 filed as Exhibit G attached hereto and incorporated herein by reference.

           On January 24, 2005, the Filing Persons and Formation (the "Parties"), entered into a letter agreement to ensure the coordinated supply of information necessary for the timely filing of a Schedule 13D by such members in acknowledgement that the Consortium Members and their affiliates may be deemed to have formed a "group" (within the meaning of Section 13(d)(3) of the 1934 Act). Pursuant to this letter agreement, each Party is required, among other things, to notify the other members promptly of each purchase or sale of Beverly Enterprises Shares and any agreements, contracts, arrangements, understandings, plans or proposals entered into by it or its affiliates that are required to be disclosed under Item 7 of
       Schedule 13D. The description of this letter agreement is qualified in its entirety by reference to the letter agreement dated January 24, 2005 filed as Exhibit H hereto and incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits

     A.   Joint Filing Agreement dated January 24, 2005.*
     B.   Executive Officers of Franklin Mutual.*
     C.   Transactions in Beverly Enterprises Shares Since November 18,
          2004.+
     D.   Letter dated December 22, 2004 from Formation to the Company.*
     E.   Letter dated January 5, 2005 from the Company to Formation.*
     F.   Letter dated January 19, 2005 from Formation to the Company.*
     G.   Term Sheet dated December 14, 2004.*
     H.   Agreement Among Stockholders dated January 24, 2005.+

---------------
*    Previously filed.
+    Filed herewith.

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

                                      APPALOOSA INVESTMENT LIMITED PARTNERSHIP I

                                      By: Appaloosa Management L.P.,
                                           its General Partner

                                           By: Appaloosa Partners Inc.,
                                                 its General Partner


                                                 By: /s/ David A. Tepper
                                                    -------------------------
                                                 Name:   David A. Tepper
                                                 Title:  President

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

                                      PALOMINO FUND LTD.

                                      By: Appaloosa Management L.P.,
                                           its Investment Adviser

                                           By: Appaloosa Partners Inc.,
                                                 its General Partner


                                                 By: /s/ David A. Tepper
                                                    -------------------------
                                                 Name:   David A. Tepper
                                                 Title:  President

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

                                      APPALOOSA MANAGEMENT L.P.

                                      By: Appaloosa Partners Inc.,
                                           its General Partner


                                           By: /s/ David A. Tepper
                                              -------------------------
                                           Name:   David A. Tepper
                                           Title:  President

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

                                      APPALOOSA PARTNERS INC.


                                      By: /s/ David A. Tepper
                                         -------------------------
                                      Name:   David A. Tepper
                                      Title:  President

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005
                                      /s/ David A. Tepper
                                      -------------------------------
                                      DAVID A. TEPPER

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005



                                      Franklin Mutual Advisers, LLC



                                      By: /s/ David J. Winters
                                          ------------------------
                                      Name:   David J. Winters
                                      Title:  President, Chief Executive
                                              Officer and Chief Investment
                                              Officer

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

                                      NORTHBROOK NBV, LLC



                                      By: /s/ Rob Rubin
                                          ------------------------
                                      Name:   Rob Rubin
                                      Title:  Manager

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005
                                      /a/ David Hokin
                                      -------------------------------
                                      DAVID HOKIN

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005
                                      /s/ Rob Rubin
                                      -------------------------------
                                      ROB RUBIN

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005
                                      /s/ Robert Hartman
                                      -------------------------------
                                      ROBERT HARTMAN

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

                                      1995 DAVID REIS FAMILY TRUST


                                      By:   /s/ David Reis
                                         -------------------------------
                                         Name:  David Reis
                                         Title: Trustee

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

                                      1995 DONNA REIS FAMILY TRUST


                                      By:   /s/ David Reis
                                         -------------------------------
                                         Name:  David Reis
                                         Title: Trustee

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

                                      AARON REIS SPRAY TRUST


                                      By:   /s/ David Reis
                                         -------------------------------
                                         Name:  David Reis
                                         Title: Trustee

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

                                      ANNA REIS SPRAY TRUST


                                      By:   /s/ David Reis
                                         -------------------------------
                                         Name:  David Reis
                                         Title: Trustee

                                 SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

                                      ALEXANDER REIS SPRAY TRUST


                                      By:   /s/ David Reis
                                         -------------------------------
                                         Name:  David Reis
                                         Title: Trustee

                                 SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

                                      DAVID REIS FAMILY TRUST


                                      By:   /s/ David Reis
                                         -------------------------------
                                         Name:  David Reis
                                         Title: Trustee

                                 SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005



                                      /S/ David Reis
                                      -------------------------------
                                       DAVID REIS

                                 SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005

                                      BAYLOR ENTERPRISES LLC


                                      By:    /s/ Arnold M. Whitman
                                          ---------------------------
                                          Name:  Arnold M. Whitman
                                          Title: Managing Member

                                 SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2005



                                      /s/ Arnold M. Whitman
                                      -------------------------------
                                          ARNOLD M. WHITMAN

                               EXHIBIT INDEX


EXHIBIT           NAME

     A.   Joint Filing Agreement dated January 24, 2005.*
     B.   Executive Officers of Franklin Mutual.*
     C.   Transactions in Beverly Enterprises Shares Since November 18,
          2004.+
     D.   Letter dated December 22, 2004 from Formation to the Company.*
     E.   Letter dated January 5, 2005 from the Company to Formation.*
     F.   Letter dated January 19, 2005 from Formation to the Company.*
     G.   Term Sheet dated December 14, 2004.*
     H.   Agreement Among Stockholders dated January 24, 2005.+

---------------
*    Previously filed.
+    Filed herewith.